ATOM LIMBS



THE PROSTHETICS INDUSTRY IS BROKEN

Lifetime medical care for each amputee costs...

Prosthetics are painful and poorly-designed.

$500,000+

Most amputees don't use them.

“Prosthetic arm technology is still **so limited** that I become **more disabled** when I wear one.”

Britt H. Young
Input Magazine

March 4, 2021

Atom makes revolutionary prosthetics



We're on a mission to end physical disability



Built on
$120M
of DARPA R&D

15 YEARS

APL JOHNS HOPKINS APPLIED PHYSICS LABORATORY

DARPA

partnered with
Johns Hopkins
Applied Physics
Laboratory


Proto 1 system
Proto 2 system
Intrinsic
21 Active DOF
26 Articulating joints
Extrinsic
18 Active DOF
26 Articulating joints

Our world-class team has a track record of building revolutionary products that billions of people love.



Tyler Hayes
CEO

15+ years starting & leading companies at Bebo (COO, acq. Amazon), Prime (CEO), and Disqus (acq. Zeta).



Doug Satzger
CDO

30+ years designing iconic products and leading Industrial Design at Apple, IDEO, Intel, and Palm.



Eric Monsef
CTO

30+ years leading engineering groups at Apple, HP, Glydways, and Trimble. 40+ patents.

We are passionate about bringing groundbreaking products to life.

Our track record includes the:

IPHONE

IMAC

TESLA

We’re named on 1,000+ patents and 5,000+ citations.
We’ve created $100B+ in value.



Erik Shahoian
Chief Architect

20+ years leading engineering at Apple, Tesla, and Seismic. 120+ patents.



Kar Han Tan Ph.D.
Chief of AI

20+ years leading R&D, Computer Vision, Advanced Development at Singtel, HP, Epson. 60 patents; 5,000 citations.



Greg Springer
Chief Scientist

25+ years as Director and VP Engineering at Apple, Google, and Immersion.

We’re creating landmark technology



SMART WEARABLES


ATOM

AUTONOMY & PILOTING



BREAKTHROUGH ROBOTICS

supported by proprietary patents & IP…


...to create an amazingly human experience.



Coming 2023

Breakthrough mini-motor technology

Revolutionary human attachment

Haptics-driven basic sense of touch

Intuitive neural mind control

50% lighter than competition

All day battery & use

24/7 Concierge and Health Coach

Designed for real life, not just tasks



Piano fingering by a beta user.

Never before possible.

[redacted]

I'm blown away. I've been armless for over 20 years and this is the first time I see something I'd actually wear.

[redacted]

Tyler Hayes I so badly want that! Looking forward to be able to hold my new grandson ❤️

Like · Reply · 2h 2

Demand for Atom grows every day

80% of waitlistees are "extremely interested"

Disabilities rates are rising dramatically as the US population ages

Percentage of people in the U.S. with a self-care disability



15%
12.5%
10%
7.5%
5%
2.5%
0%
Percentage of people
1.1%
0.8%
1.8%
4.1%
12.8%
5 to 15 years
16 to 20 years
21 to 64 years
65 to 74 years
75 years and older

Percentage of people in the U.S. with an ambulatory disability



35%
30%
25%
20%
15%
10%
5%
0%
Percentage of people
0.6%
0.7%
5%
14.7%
30.9%
5 to 15 years
16 to 20 years
21 to 64 years
65 to 74 years
75 years and older

Physical disabilities represent an $800B market in the U.S.

$ 8 0 0 BILLION

1 in 4	47,000,00	$17,431
Americans live with a disability	Americans live with a physical disability	Average Annual Disability Health Expenditures / Person

We have a direct path to commercialization

Q1 2021 - Q3 2021		Q3 2021 - Q4 2022		Q1 2023	Q3 2023
Proof of Concept	Core leadership team built	Beta Prototype & Research Sales	XVT Process: Development, Validation & Regulatory Approval	FDA-Cleared Market Launch	International Sales

Bringing consumer subscription models to prosthetics


REVENUE MODEL
$2B
$1.5B
$1B
$500M
$0
2022
2024
2026
2028
2030
INTRODUCE ATOM LEG
RECURRING REVENUE OVERTAKES HARDWARE SALES
RECURRING FEES
NEW SALES

A customer journey for the direct-to-consumer era

Year 1 - $100,000+

Service Fees

Prosthetic Limb

COMPETITORS

Year 1 - $32,000

Concierge "Genius" Service

Prosthetic Limb

Annually - $12,000

Concierge "Genius" Service Renewal

10-YEAR LTV

$140,000

Atom's planned subscription plan (1) reduces upfront costs by 75% in Year 1 and (2) covers ongoing upgrades, repairs and replacements — creating recurring value for our customers.

ATOM LIMBS

"The most advanced robotic arm in the world."

Quartz

"Amazingly human. A breakthrough."

60 Minutes

"Like something from space."

CNN

60 MINUTES

PBS NEWS HOUR

The New York Times

MOTHERBOARD

QUARTZ

FAST COMPANY


We’re ending physical disability. Join us.
ATOM LIMBS